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SEC FILE NUMBER
8-48938

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: J Alden Associates Inc

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

37 West Avenue, Suite 201
(No. and Street)

Wayne	PA	19087
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter A Engelbach	215-572-8700	peter@aldeninvestmentgroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Romeo & Chiaverelli, LLC
(Name – if individual, state last, first, and middle name)

One Bala Ave, Suite 234	Bala Cynwyd	PA	19004
(Address)	(City)	(State)	(Zip Code)

09/01/2009	3721
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter A Engelbach, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of J Alden Associates Inc, as of 12/31, 2 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
CAROL BLENDER - Notary Public
Bucks County
My Commission Expires May 22, 2025
Commission Number 1012955

Signature: [signature]

Title: President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ROMEO & CHIAVERELLI, LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE BALA AVENEU SUITE 234
BALA CYNWYD, PA 19004

J. ALDEN ASSOCIATES, INC.
CONTENTS
DECEMBER 31, 2021

ROMEO & CHIAVERELLI, LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE BALA AVENUE SUITE 234
BALA CYNWYD, PA 19004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
J. Alden Associates, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of J Alden Associates, Inc.(the "Company"), as of December 31, 2021, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The supplementary information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission OR contained in schedules I and II,has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other

records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

March 11, 2022

Bala Cynwyd, PA 19004


J. ALDEN ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021


Cash	154,055
Restricted Cash	25,172
Receivables From Brokers and Dealers	201,634
Right of Use Lease Asset, Net	212,250
Prepaid Expenses	84,704
Furniture and Equipment, at Cost Net of Accumulated Depreciation of $78,759	15,102
Security Deposits	2,500
TOTAL ASSETS	**695,417**
LIABILITIES	
Loan Payable	49,277
Accounts Payable and Accrued Expenses	280,435
Lease Liability	226,500
Total Liabilities	556,212
STOCKHOLDERS' EQUITY	
Common Stock. Class A, 500 shares authorized, 10 issued and outstanding, no par value, no stated value	120,391
Common Stock. Class B, 500 shares authorized, 90 shares issued and outstanding, no par value, no stated value	20,000
Additional Paid in Capital	50,000
Retained Deficit	(51,186)
Total Stockholders' Equity	139,205
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	695,417

See Accompanying Notes to the Financial Statements

J. ALDEN ASSOCIATES, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2021

Revenue	
Commissions	5,462,668
Mutual Funds Fees	355,371
Other Income	66,080
Total Revenues	5,884,119
Expenses	
Commission Expense	4,888,212
Employee Compensation and Benefits	633,393
Clearance Fee	40,179
Professional Fees	87,787
Occupancy Expense	40,890
Communication Expense	39,695
Other Operating Expenses	258,216
Total Expenses	5,988,372
Net Loss	(104,255)

See Accompanying Notes to the Financial Statements

J. ALDEN ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2021

Common Stock - Class A, no par value, 500 Shares Authorized,
10 Shares Issued

Shares Outstanding, January 1, 2021		10
Shares Outstanding December 31, 2021		10
Balance at Cost January 1, 2021	$	120,391
Balance at Cost December 31, 2021	$	120,391

Common Stock - Class B, no par value, 500 Shares Authorized, 90 shares issued

Shares Outstanding, January 1, 2021		90
Shares Outstanding, December 31, 2021		90
Balance at Cost January 1, 2021	$	20,000
Balance at Cost December 31, 2021	$	20,000
Additional Paid in Capital	$	50,000
Retained Earnings (Deficit)		
Balance January 1, 2021	$	53,069
Net Loss		(104,255)
Balance December 31, 2021	$	(51,186)
Total Stockholders' Equity	$	139,205

See Accompanying Notes to the Financial Statements

J. ALDEN ASSOCIATES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS
OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2021

Subordinated Borrowings at January 1, 2021	-
Changes in Subordinated Borrowings	-
Subordinated Borrowings at December 31, 2021	$ -

See Accompanying Notes to the Financial Statements

J. ALDEN ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2021

Cash Flows from Operating Activities

Net Loss	$ (104,255)

Adjustments to Reconcile Net Loss to Net Cash Used by Operating Activities:

Depreciation Expense	5,929
Decrease (Increase) in Assets:	
Receivables from Brokers and Dealers	(189,646)
Receivables from Non-Customers	202,580
Right of Use Lease Asset	(202,023)
Prepaid Expense	(8,596)
Increase (Decrease) in Liabilities	
Accounts Payable and Accrued Expenses	(111,470)
Lease Liability	215,791
Deferred Revenue	(12,500)
Total Adjustments	(99,935)
Net Cash Used by Operating Activities	(204,190)
Cash Flows from Investing Activities	
Purchase of Furniture and Equipment	(9,976)
Increase in Restricted Cash	(3)
Net Cash Used by Investing Activities	(9,979)
Cash Flows from Financing Activities	
Proceeds from Loan Payable	15,662
Additional Paid In Capital	50,000
Net Cash Provided by Financing Activities	65,662
Net Decrease in Cash	(148,507)
Cash - January 1, 2021	302,562
Cash - December 31, 2021	154,055
Supplemental Cash Flows Disclosures	
Interest Paid	1,380

See Accompanying Notes to the Financial Statements

Note 1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

J. Alden Associates, Inc. ("Company") was incorporated on November 3, 1995. The Company received its license effective June 1, 1996, as a broker and dealer in securities under the Securities Exchange Act of 1934 with the Financial Industry Regulatory Authority ("FINRA") and sells investment and insurance products.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RESTRICTED CASH

Restricted cash consists of a reserve requirement of $25,000 per agreement with the clearing broker/dealer, and earnings thereupon.

RECEIVABLES FROM BROKERS AND DEALERS AND NON-CUSTOMERS

The Company considers receivables from brokers and dealers and non-customers to be fully collectible at December 31, 2021; accordingly, no allowance for doubtful accounts has been recorded. Bad debt expense was $ - 0 - for the year ended December 31, 2021. Management monitors outstanding balances and account balances are charged off after all means for collection have been exhausted and the potential for collection is remote. The Company does not have off-balance sheet credit exposure related to the receivables.

ACCOUNTING PRONOUNCEMENTS – ASC 606 REVENUE RECOGNITION

Although total revenues may not be materially impacted by the current guidance, management notes changes to the disclosures based on the additional requirements prescribed by ASC 606. These new disclosures include information regarding the judgments used in evaluating when and how revenue is recognized and disclosures related to contract assets and liabilities.

Note 1 (Continued)

ASC 842 LEASES

Although the economic or legal characteristics of these leases are not altered, the impact on the presentation of assets and liabilities on financial statements may be material. Also, as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"), the Company is subject to SEC Rule l 5C3-l, the Net Capital rule, under which the lease asset would be recorded as a non-allowable asset and the associated liability would be recorded as aggregate indebtedness, both of which could have a materially negative effect on Net Capital computed under SEC Rule l 5c3-1. On May 31, 2016, the Securities Industry and Financial Markets Association ("SIFMA") requested relief from the SEC from the net capital impact of the lease capitalization required under ASC 842. On November 8, 2016, the SEC issued a "no action" letter permitting broker-dealers to add back to Net Capital the operating lease asset to the extent of the associated operating lease liability. If the value of the operating lease liability exceeds the value of the operating lease asset, the amount by which the liability's value exceeds the associated lease asset must be deducted for net capital purposes. The Company believes that the relief provided by the SEC "no action" letter will substantially negate the effect of the application of ASC 842 on the Company's net capital position.

FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

Depreciation is provided on a straight-line basis, over the estimated useful lives of the related assets. The estimated useful lives of the depreciable assets are as follows:

Furniture	7 Years
Computer Equipment	3 Years
Office Equipment	5 Years

When properties are retired or sold, the asset values and related reserves are eliminated from the accounts and any resultant gain or loss is included in earnings.

INCOME TAXES

The Company has elected to be treated as a small business corporation pursuant to Section 1372(a) of the "Internal Revenue Code" and the Pennsylvania State Revenue Code. Under those provisions, the Company does not pay federal or state income taxes on its taxable income. Instead, the stockholders are liable for individual federal and state income taxes on their share of the Company's taxable income.

The federal, state and local tax returns of the Company for 2018 through 2020 are subject to examination by the taxing authorities, generally for three years after they were filed.

COMMISSIONS

Commissions and related expenses are recorded on a trade-date basis as securities transactions occur.

Note 2

FURNITURE, EQUIPMENT AND DEPRECIATION

Furniture, equipment and the related accumulated depreciation at December 31, 2021 consists of the following:

Furniture	$77,461
Computer Equipment	10,493
Office Equipment	5,907
Total	93,861
Less: Accumulated Depreciation	(78,760)
Net Furniture Equipment	$15,101

Depreciation expense for the year ended December 31, 2021 was $5,929.

Note 3

OTHER LOANS

The company has loans payable to AFCO. The loan is payable in monthly installments of $4,961.07 including interest at a rate of 9.85% maturing July 16, 2022.

This loan is unsecured.

Interest expense for the year ended December 31, 2021 was $1,380

Note 4

OPERATING LEASE COMMITMENTS

The Company has entered into leasing arrangements for facilities that ended May 31, 2021. Rent expense incurred for the year ended December 31, 2021 was $40,890, which is included in occupancy expense. As of December 31, 2021, there are no remaining lease payments on the lease that ended in May 31, 2021. The company entered into a 68-month lease in May 2021.

Note 5

PENSION PLAN

The Company has established a cash or deferred arrangement simplified employee pension plan (SEP). The plan covers those employees who have attained the age of twenty-one (21) years and have provided service to the Company in one of the preceding five (5) years. Contributions are at the discretion of Management. For the year ended December 31, 2021, there was no discretionary contribution.

Note 6

NET CAPITAL REQUIREMENT

The Company is subject to the net capital requirements of the Financial Industry Regulatory Authority ("FINRA") and the Uniform Net Capital requirements of the Securities and Exchange Commission (SEC) under Rule 15c3-l which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Pursuant to "FINRA" Rules, the Company is required to maintain minimum net capital of either $5,000 or 1/15 (6 2/3%) of the aggregate indebtedness, whichever is greater. At December 31, 2021, the Company had net capital of $16,806 which was $6,125 less than the $22,931 required to be maintained at that date. The Company's net capital ratio was 20.47 to 1.

The Net Capital deficiency was remedied in the First Quarter of 2022 and before the issuance of this report.

Note 7

SUBSEQUENT EVENTS

Management has evaluated events through March 11, 2022, the date on which the financial statements were issued.

Note 8

COMMITMENTS AND CONTINGENCIES

The company can be subject to regulatory inquires that result in the assessment of fines or other sanctions. Management has determined that as of the date of the financial statement, no assessment of fines or other sanctions are imposed.

Note 9

CONCENTRATIONS

The Company maintains cash accounts at several financial institutions. Cash balances at each financial institution in excess of $250,000 exceed the insurable limit as allowed by FDIC. At times, cash balances may exceed insurable amounts.
The Company maintains cash and investments at a brokerage firm in which cash and securities are protected from loss by the Securities Investor Protection Corporation (SIPC). The limit of SIPC protection is $500,000, which includes a $250,000 limit for cash. At times, balances may exceed insurable amounts

Note 10

COMMON STOCK - CLASS B

The original shareholder has entered into an agreement effective March 2, 2018, to sell thirty-three and one third percent (33 1/3%) of his outstanding Class B shares (90 shares) on March 2, 2018, January 1, 2020, and January 1, 2021, respectively.
The original shareholder will retain his Class A ten (10) issued shares. In consideration of entering into this agreement, the purchasing shareholder has agreed to contribute $20,000 into capital.

As of December 31, 2021, this agreement was completed satisfactory to the original terms.

ADDITIONAL PAID IN CAPITAL

Additional Paid in Capital of $50,000 was contributed in the Third Quarter of 2021.

J. ALDEN ASSOCIATES, INC.
SCHEUDLE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

NET CAPITAL

Total Stockholders' Equity Qualified for Net Capital		139,206
Add:		
A. Subordinated Borrowings Allowable in Computation of Net Capital		-
Total Capital and Allowable Subordinated Liabilities	$	139,206
Deductions and/or Charges		
A. Non-Allowable Assets		
Receivables from Non-Customers	$	20,095
Furniture and Equipment - Net		15,101
Other Assets		87,204
Total Deductions and/or Charges		122,400
Net Capital		$16,806
Excess Net Capital @ 1500%		(6,125)
Excess Net Capital @ 1000%		(17,533)
AGGREGATE INDEBTEDNESS		
Items included in Statement of Financial Condition:		
Accounts Payable, Accrued and Other Liabilities		$343,961
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required		$22,931
Ratio: Aggregate Indebtedness to Net Capital		20.4 7 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net Capital, as Reported in Company's Part II (Unaudited) Focus Report	$	16,806
Net Audit Adjustments		-
Net Capital Per Above	$	16,806

There are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

J. ALDEN ASSOCIATES, INC.
SCHEDULE II
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE
15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

The Company is exempt under Rule 15c3-3(k)2)(ii) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

J. ALDEN ASSOCIATES, INC.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

1. Customer's fully paid securities and excess margin securities not in the respondent's possession or control as of the report date
(for which instructions to reduce to possession or control had been issued as of the report date but for which the required action under specified under Rule 15c3-3):   -

-

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from 'temporary lags, which result from nonnal business operations as permitted under Rule 15c3-3   -

-

ROMEO & CHIAVERELLI LLC
ONE BALA AVENUE
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm
Exemption Report Review

To the Board of Directors:
J. Alden Associates, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, on which J. Alden Associates, Inc. identified the following provisions of 17 C.F.R. ~15c3-3(k) under which J. Alden Associates, Inc. claimed an exemption from 17 C.F.R. ~240.15c3-3:(2)(ii). SEC Rule 15c3-3(k)(2)(ii) and Footnote 74 of SEC Release 34-70073 and J. Alden Associates, Inc. stated that J. Alden Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. J. Alden Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about J. Alden Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and Footnote 74 of SEC Release 34-70073.

Romeo & Chiaverelli, LLC CPA's

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

March 11, 2022



37 West Avenue, Suite 301, Wayne, PA 19087
215-572-8700 | AldenInvestmentGroup.com

EXEMPTION REPORT

March 11, 2022

Firm Assertions

We confirm to the best of our knowledge and belief that:

1. J. Alden Associates, Inc. claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph (k)(2)(ii) throughout the calendar year January 1, 2021, to December 31, 2021.

   Additionally, J. Alden Associates Inc. is filing this exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 for its direct application business (mutual funds and variable annuities), and private placements of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

2. J. Alden Associates, Inc. met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) and Footnote 74 of the SEC Release No. 34-70073 throughout the calendar year January 1, 2021, to December 31, 2021, without exception.

Signed: Peter Engelbach Date: 3/11/22

Officer: President